SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                            MISSISSIPPI POWER COMPANY
                                 2992 West Beach
                           Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                               Michael W. Southern
                      Vice President, Secretary, Treasurer
                           and Chief Financial Officer
                            Mississippi Power Company
                                 2992 West Beach
                           Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

  The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:

   W. L. Westbrook                                    John D. McLanahan, Esq.
Financial Vice President                               Troutman Sanders LLP
  The Southern Company                               600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                                   Suite 5200
  Atlanta, Georgia 30303                            Atlanta, Georgia 30308-2216



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                              INFORMATION REQUIRED

Item 1.  Description of Proposed Transactions.
         1.1 Mississippi Power Company ("Mississippi"), a wholly-owned subsidiary of The Southern Company, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes to issue and sell from time to time, prior to January 1, 2003, short-term and/or term loan notes to lenders, commercial paper to or through dealers and/or issue non-negotiable promissory notes to public entities for their revenue anticipation notes in an aggregate principal amount at any one time outstanding of up to $350,000,000. At November 30, 1995, the maximum aggregate principal amounts of unsecured short-term borrowings permissible under Mississippi's charter and pursuant to the exemption from the provisions of Section 6(a) of the Act afforded by the first sentence of Section 6(b) of the Act were $142,468,111 and $18,814,841, respectively. In no circumstances will Mississippi have unsecured borrowings outstanding at any one time that exceed applicable charter limitations.
         In view of the restriction on the amount of unsecured short-term debt that Mississippi may have outstanding under the terms of its charter, it is proposed that any borrowings pursuant to authority granted hereunder may be, and any such borrowings in excess of such restricted amount of short-term unsecured debt would be, secured by a subordinated lien on certain assets of Mississippi. To the extent required, Mississippi hereby requests authority therefor pursuant to Section 12(d) of the Act and Rule 44 thereunder.
         1.2 Mississippi proposes to effect borrowings from certain banks or other lending institutions up to such amounts as will be indicated on the list of such institutions to be filed by amendment hereto. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature not more than seven years after the date of issue. Mississippi proposes that it may provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the borrowing to be prepaid, which premium in the case of a note having a maturity of more than one year may thereafter decline to the date of the note's final maturity. The form of note applicable to this paragraph will be filed by amendment as Exhibit A-1.
         Borrowings from the listed institutions will be at the lender's prevailing rate offered to corporate borrowers of similar quality. Such rates will not exceed the prime rate or (i) LIBOR plus up to 3/4 of 1%, (ii) the lender's certificate of deposit rate plus up to 1%, or (iii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing; provided, however, that with respect to borrowings with a maturity in excess of one year, the rate will not exceed the yield for a comparable maturity Treasury note plus one percent.
         Compensation for the credit facilities may be provided by fees of up to 1/2 of 1% per annum of the amount of the facility. Compensating balances may be used in lieu of fees to compensate certain of the lenders.
         The list of proposed lending institutions, setting forth the maximum amount to be borrowed from each, will be filed by amendment as Exhibit A-2. Borrowings pursuant to the authority hereby sought will be effected among the listed institutions up to the respective principal amounts so listed. In connection with borrowings in excess of such listed amounts or from any institution not listed therein, a revised list in each case will be filed pursuant to Rule 24.
         1.3 Mississippi also may effect short-term borrowings hereunder in connection with the financing of certain pollution control facilities through the issuance by public entities of their revenue bond anticipation notes. Under an agreement with each such public entity, the entity would effectively loan to Mississippi the proceeds of the sale of such revenue bond anticipation notes, having a maturity of not more than one year after date of issue, and Mississippi may issue its non-negotiable promissory note therefor. Such note would provide for payments thereon to be made at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest, which shall not exceed the prime rate, on such revenue bond anticipation notes, whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.
         Mississippi requests that the Commission reserve jurisdiction over the issuance by Mississippi of its non-negotiable promissory notes pursuant to this
Item 1.3 pending completion of the record with respect thereto.
         1.4 Mississippi also proposes that it will have authority to issue and sell commercial paper to or through dealers from time to time prior to January 1, 2003. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed nine months. Actual maturities will be determined by market conditions, the effective interest costs and Mississippi's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000 and will not by their terms be prepayable prior to maturity. The form of commercial paper note will be filed by amendment as Exhibit A-3.
         The commercial paper will be sold by Mississippi directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.
         No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing interest rate to Mississippi or at an equivalent cost if sold on an interest-bearing basis.
         Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.
         1.5 Pursuant to orders of the Commission, Mississippi has authority to effect short-term borrowings prior to April 1, 1996 as set forth in Commission File No. 70-7937 (HCAR No. 35-25507, dated March 31, 1992, HCAR No. 35-25932, dated November 30, 1993, HCAR No. 35-25989, dated February 16, 1994 and HCAR No. 35-26348, dated August 2, 1995). At January 10, 1996, borrowings in an aggregate principal amount of approximately $55,000,000 were outstanding pursuant to such authorization. Mississippi proposes that the authorization sought in this file would supersede and replace, with respect to Mississippi, authorizations in File No. 70-7937 effective immediately upon the date of the Commission's order herein.
         1.6 The proceeds from the proposed borrowings will be used by Mississippi for working capital purposes, including the financing in part of its construction program.
         None of the proceeds from any borrowing or from the sale of any of the notes authorized herein will be used by Mississippi, directly or indirectly, for the acquisition of any interest in an "exempt wholesale generator" or a "foreign utility company".
         1.7 Except as may be otherwise authorized by the Commission, any short-term borrowings of Mississippi outstanding hereunder after December 31, 2002 will be retired from internal cash resources, the proceeds of equity financings, or the proceeds of long-term debt.
         1.8 With respect to the financing transactions proposed hereunder, Mississippi hereby requests authority to file certificates of notification under Rule 24 on a quarterly basis (within 45 days following the close of each calendar quarter).

Item 2.  Fees, Commissions and Expenses.
         The fees, commissions, and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions (in addition to those described in Item 1 hereof) of this Application or Declaration are estimated not to exceed $10,000, including the Commission's $2,000 filing fee. Item 3. Applicable Statutory Provisions.
         3.1 Mississippi considers that the issuance and sale of the short-term notes and commercial paper notes are currently exempt to the extent set forth above from the provisions of Sections 6(a) and 7 of the Act under the first sentence of Section 6(b) and that upon the granting of this application will be so exempt to the extent of the maximum aggregate principal amounts of the bank notes and commercial paper notes which it proposes to issue. With respect to the term-loan borrowings and the issuance of notes as described in Item 1.3, Mississippi considers that the provisions of Sections 6(a) and 7 of the Act are applicable to the proposed transactions.
         3.2 The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.
         3.3 Rule 54 Analysis. Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an "exempt wholesale generator" or "foreign utility company", or other transactions by such registered holding company or its subsidiaries other than with respect to "exempt wholesale generators" or "foreign utility companies", the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an "exempt wholesale generator" or a "foreign utility company" upon the registered holding company system if the "safe harbor" conditions of Rule 53 are satisfied.
         Southern currently meets all of the "safe harbor" conditions of Rule
53. Southern's "aggregate investment" in "exempt wholesale generators" and "foreign utility companies" at January 31, 1995 was approximately $1,231,236,316, representing approximately 37.4% of Southern's "consolidated retained earnings," as defined in Rule 53(a)(1)(ii) ,for the four quarters ended September 30, 1995. Furthermore, Southern has complied and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated "exempt wholesale generators" and "foreign utility companies." In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Southern's operating utility subsidiaries will, at any one time, directly or indirectly, render services to "exempt wholesale generators" and "foreign utility companies." Finally, since none of the circumstances described in Rule 53(b) exists, the provisions of Rule 53(a) are not made inapplicable by Rule 53(b).

Item 4.  Regulatory Approval.
         The proposed issuance by Mississippi of its notes to institutions and the proposed issuance and sale of its commercial paper notes are not subject to the jurisdiction of any state commission.
         Such transactions are not subject to the jurisdiction of any federal commission other than the Commission.

Item 5.  Procedure.
         Mississippi hereby requests that the Commission issue its order with respect to these transactions as soon as the rules allow and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Mississippi hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

Item 6. Exhibits and Financial Statements.

          (a)  Exhibits.

                   A-1        -  Form of note.  (To be filed by amendment.)

                   A-2        - List of lending institutions, setting forth
                                the maximum amount to be borrowed from each.
                                (To be filed by amendment.)

                   A-3        -  Form of commercial paper note.  (To be filed
                                 by amendment.)

                   A-4        -  Articles of Incorporation of Mississippi,
                                 articles of merger of Mississippi Power
                                 Company (a Maine corporation) into Mississippi and articles of amendment to the articles of incorporation of Mississippi through August 19, 1993. (Designated in Registration No. 2-71540 as Exhibit 4(a)-1, in Form U5S for 1987, File
                                 No. 33-222-2, as Exhibit B-10, in Registration
                                 No. 33-49320 as Exhibit 4(b)-(1), in Form 8-K dated August 5, 1992, File No. 0-6849, as
                                 Exhibits 4(b)-2 and 4(b)-3, in Form 8-K dated
                                 August 4, 1993, File No. 0-6849, as Exhibit
                                 4(b)-3 and in Form 8-K dated August 18,
                                 1993, File No. 0-6849, as Exhibit 4(b)-3.)

                   A-5 - By-Laws of Mississippi as amended effective August 22, 1989, and as presently in effect. (Designated in Form 10-K for the year ended December 31, 1989, File No. 0-6849, as Exhibit 3(b).)

                   B          -  None.

                   C          -  None.

                   D          -  None.

                   E          -  None.

                   F          -  Opinion of Eaton and Cottrell, P.A., counsel
                                 for Mississippi.  (To be filed by amendment.)

                   G          -  Estimated sources of funds for plant additions
                                 of Mississippi. (To be filed by amendment.)

                   H          -  Form of Notice.

          Exhibits heretofore filed with the Commission designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.


          (b)      Financial Statements.

                   Balance sheet of Mississippi at September 30, 1995.
                      (Designated in Mississippi's Form 10-Q for the quarter ended September 30, 1995, File No. 0-6849.)

                   Statement of income and statements of earnings retained in the business and other paid-in capital of Mississippi for the twelve months ended September 30, 1995. (Designated in Mississippi's Form 10-Q for the quarter ended September 30, 1995, File No. 0-6849.)

                   Proforma journal entries for Mississippi relating to the
                      Balance Sheet and Statement of Income. (To be filed by amendment.)

          Since September 30, 1995, there have been no material changes, not in the ordinary course of business, in the financial condition of Mississippi from that set forth in or contemplated by the foregoing financial statements.


Item 7.  Information as to Environmental Effects.
            (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
            (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



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                                   SIGNATURES
            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated  February 7, 1996                       MISSISSIPPI POWER COMPANY


                                              By        /s/Wayne Boston
                                                           Wayne Boston
                                                       Assistant Secretary